Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

FAZE CLAN AND GHOST ANNOUNCE MULTI-YEAR PARTNERSHIP

GHOST WILL AWARD BRAND SPONSORSHIP DEAL TO WINNER OF THE FAZE1

GLOBAL RECRUITMENT CHALLENGE

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LOS ANGELES, May 5, 2022 /PRNewswire/ -- Today, FaZe Clan, Inc. ("FaZe Clan"), the lifestyle and media platform rooted in gaming and youth culture, announces a monumental, multi-year partnership with GHOST, a lifestyle brand that spans across sports nutrition products, energy drinks, dietary supplements, merch and apparel.

To introduce the partnership, FaZe Clan will be sharing a high-energy video featuring some of FaZe's biggest stars. The video will highlight FaZe Clan and GHOST's joint far-reaching vision that transcends gaming as both brands celebrate their roots in fitness, music and sports. With a full lineup of both powdered and ready-to-drink products, GHOST delivers efficacy and authenticity in all categories, including protein, pre-workout, gaming, energy and wellness.

As disruptors in their respective categories, a partnership between FaZe Clan and GHOST represents the evolution of gaming. While FaZe Clan has reimagined traditional entertainment for the next generation, GHOST is providing products that support an active lifestyle, including transparent product labels and authentic flavor collaborations. Together, they are dedicated to creating a legendary community-driven space where culture thrives.

GHOST will be featured as an official sponsor of FaZe1: The Warehouse, the first-of-its-kind live reality competition series that will stream 24 hours a day for 15 consecutive days starting today at 2pm PST on twitch.tv/faze. FaZe1: The Warehouse is the final and only in-person stage of the FaZe1 global recruitment challenge that has been underway since January. Thousands of creator submissions have been narrowed down to the top 20 finalists who will compete in the new FaZe Warehouse in the heart of Hollywood, all vying to become the ultimate recruit. The winner of FaZe1 will be given a brand deal from GHOST, the opportunity to become an official member of FaZe Clan with a signing bonus of $1 million in cryptocurrency from MoonPay, as well as a Nissan GT-R.

To celebrate the GHOST x FaZe partnership, the brands have come together for a special giveaway. GHOST is hooking up fans in the U.S. that download the GHOST® app today (Thursday, May 5th) with their choice of either GHOST ENERGY or GHOST GAMER for free, while supplies last.

"We are beyond excited to embark on this journey with our new partners at GHOST," says Adam Bauer, SVP of Partnerships at FaZe Clan. "Our goal with this partnership is to propel GHOST as a household name within gaming and youth culture by giving our fans access to their range of sports nutrition and active lifestyle products. This was a perfect fit from day one as we share a common goal of creating a new standard for what a best-in-class partnership is through dynamic storytelling, authenticity and  innovation. We can't wait to get started."

"FaZe Clan has been at the epicenter of the gaming world since its inception. As long time fans of FaZe, we are beyond excited and honored to partner with the whole organization," says Daniel Lourenco, Co-Founder and CEO of GHOST. "GHOST has shown the world that sports nutrition interest and usage extends far beyond the gym, and FaZe has absolutely done the same for gaming. Our wide product range aligns perfectly with FaZe Clan's diverse reach–from GHOST Gamer to GHOST Protein and GHOST Energy, we're excited to partner with and power the future of FaZe."

ABOUT FAZE CLAN

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 500 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan's roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler "FaZe K1" Murray, Lebron "FaZe Bronny" James Jr., Lil Yachty aka "FaZe Boat" and Snoop Dogg aka "FaZe Snoop." Its gaming division includes ten competitive esports teams who have won over 30 world championships. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, Instagram, YouTube, TikTok, and Twitch.

ABOUT GHOST

GHOST is a lifestyle brand of sports nutrition products, energy drinks, dietary supplements, and apparel. GHOST is disrupting the sports nutrition industry by creating a lifestyle movement that includes transparent innovative products, global distribution, immersive content, key influencer partnerships and authentic collaborations with many of the world's leading flavor brands including OREO®, Chips Ahoy!®, Sour Patch Kids®, Sonic® Drive-In, Warheads®, Swedish Fish® and Welch's®. GHOST products can be found at GNC, ghostlifestyle.com and select global retailers in over 40 countries. For more information visit ghostlifestyle.com or connect with the brand on Instagram, Twitter, TikTok, or Twitch.

ABOUT BRPM

BRPM is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BRPM began trading on the NASDAQ on February 19, 2021 following its initial public offering. Its shares of Class A common stock, units and warrants trade under the ticker symbols BRPM, BRPMU and BRPMW, respectively. BRPM is sponsored by an affiliate of B. Riley Financial, Inc. (Nasdaq: RILY).

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the "Proxy Statement/Prospectus"). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM's shares of common stock as of a record date to be established in connection with BRPM's solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM's stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM's and FaZe Clan's directors and executive officers in BRPM's Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 ("Form S-1") and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM's participants in the solicitation, which may, in some cases, be different than those of BRPM's stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes "forward-looking statements" pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company's strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words "budget," "could," "forecast," "future," "might," "outlook," "plan," "possible," "potential," "predict," "project," "seem," "seek," "strive," "would," "should," "may," "believe," "intend," "expects," "will," "projected," "continue," "increase," and/or similar expressions that concern BRPM's or FaZe Clan's strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM's and FaZe Clan's belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM's and FaZe Clan's management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM's public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM's or FaZe Clan's business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM's Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan's and BRPM's assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.